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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             ENTRADA NETWORKS, INC.
  (Name of Filing Persons (identify status as offeror, issuer or other person))

          Options to purchase common stock, par value $0.001 per share, under certain Entrada Networks, Inc. option plans
                         (Title of Class of Securities)

                                   293-82Y-102
                      (CUSIP Number of Class of Securities)

                           KANWAR J. S. CHADHA, Ph. D.
                      President and Chief Executive Officer
                             Entrada Networks, Inc.
                                    12 Morgan
                            Irvine, California 92618
                                 (949) 588-2070

                                    Copy to:
                             W. RAYMOND FELTON, ESQ.
               Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                  732-549-5600
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)




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                            Calculation of Filing Fee

Transaction valuation*                               Amount of filing fee

$2,437,653                                           $487.52


* Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase shares of common stock of Entrada Networks, Inc. having an aggregate value of $2,437653 as of June 21, 2002, will be cancelled pursuant to this offer. The aggregate value of the such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.

         x Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:     $487.52
                  Form or Registration No.:   5-49066
                  Filing Party:               Entrada Networks, Inc.
                  Date Filed:                 June 28, 2002


         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]       third-party tender offer subject to Rule 14d-1.

         x        issuer tender offer subject to Rule 13e-4.

        [ ]       going-private transaction subject to Rule 13e-3.

        [ ]       amendment to Schedule 13D under Rule 13d-2.

                  Check the following box if the filing is a final amendment
                  reporting the results of the tender offer.       X




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         This Amendment No. 2 amends and supplements the Tender Offer Statement of Entrada Networks, Inc. on Schedule TO, filed with the Securities and Exchange Commission on June 28, 2002, and amended by Amendment No. 1 to Schedule TO, filed on July 29, 2002, relating to our offer to our employees and employees of our subsidiaries to exchange outstanding options to purchase our common stock, par value $0.001 per share, having an exercise price greater than or equal to $1.18 per share for new nonqualified stock options with a new exercise price (the "New Grant Program"), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated June 28, as amended.

         The Offer expired on July 31, 2002. We have accepted for exchange options to purchase approximately 1,404,233 shares of our common stock.

ITEM 4.  TERMS OF THE TRANSACTION

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

         The Offer to Exchange outstanding stock options in exchange for new nonqualified stock options to be granted on the grant date under our New Grant Program expired at 5:00 p.m. Pacific Time on July 31, 2002. Pursuant to the offer, we accepted for exchange options to acquire approximately 1,404,233 shares of our common stock. On the terms and conditions set forth in the Offer to Exchange, we will grant new nonqualified stock options on the grant date, which we currently anticipate to be on February 2, 2003. The exercise price of the new options will be the 4:00 p.m. Eastern Time closing sales price of our common stock as reported on the Nasdaq SmallCap Market or other market on which our common stock is traded on the grant date.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended to add the following Exhibit (a)(11), which is filed with this Amendment No. 2 to Schedule TO:

         Exhibit  Description
         Number

         (a)(11) Form of Announcement to option holders announcing the expiration of the New Grant Program on July 31, 2002.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Date: August 2, 2002                                 ENTRADA NETWORKS, INC.

                                                     /S/  KANWAR J. S. CHADHA
                                                     ---------------------------
                                                     Kanwar J. S. Chadha, Ph. D.
                                                     President





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                                INDEX TO EXHIBITS

Exhibit
Number     Description
--------   -----------
(a)(11) Form of Announcement to option holders announcing the expiration of the New Grant Program on July 31, 2002.